SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             -----------------------
                                AMENDMENT NO. 3
                                       TO
                                 SCHEDULE 14D-1
               Tender Offer Statement Pursuant to Section 14(d)(1)
                     of the Securities Exchange Act of 1934
                             -----------------------




                           FJS PROPERTIES FUND I, L.P.
                            (Name of Subject Company)


                              MP VALUE FUND 4, L.P.
                ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.
                                MORAGA GOLD, LLC
                              JDF & ASSOCIATES, LLC
                                   STEVEN GOLD
                                 C. E. PATTERSON
                                    (Bidders)

                          LIMITED PARTNERSHIP INTERESTS
                         (Title of Class of Securities)

                                      NONE
                      (CUSIP Number of Class of Securities)
                             -----------------------

                                            Copy to:
C.E. Patterson                              Paul J. Derenthal, Esq.
MacKenzie Patterson, Inc.                   Derenthal & Dannhauser
1640 School Street, Suite 100               455 Market Street, Suite 1600
Moraga, California  94556                   San Francisco, California  94105
(510) 631-9100                              (415) 243-8070

                     (Name, Address and Telephone Number of
                    Person Authorized to Receive Notices and
                       Communications on Behalf of Bidder)

CUSIP NO.   None                        14D-1               Page 2 of ___ Pages
           -----


1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            MP VALUE FUND 4, L.P.

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                          (a)      __
                                                          (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                   --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person            30


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9.  Percent of Class Represented by Amount in Row (7)                     0.18%


10. Type of Reporting Person (See Instructions)

                     PN


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




CUSIP NO.   None                     14D-1                  Page 3 of ___ Pages
           -----


1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                                 (a)      __
                                                                 (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                          --

6.  Citizenship or Place of Organization

            Florida

7.  Aggregate Amount Beneficially Owned by Each Reporting Person          30


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                          --

9.  Percent of Class Represented by Amount in Row (7)                     0.18%


10. Type of Reporting Person (See Instructions)

                     PN


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





CUSIP NO.   None                     14D-1                   Page 4 of ___ Pages
           -----


1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            MORAGA GOLD, LLC

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                          (a)      __
                                                          (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                   --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person      30


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                      --

9.  Percent of Class Represented by Amount in Row (7)                 0.18%


10. Type of Reporting Person (See Instructions)

                     OO



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





CUSIP NO.   None                 14D-1                      Page 5 of ___ Pages


1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            JDF & ASSOCIATES, LLC

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.  Citizenship or Place of Organization

            Texas

7.  Aggregate Amount Beneficially Owned by Each Reporting Person             0


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9.  Percent of Class Represented by Amount in Row (7)                       0%


10. Type of Reporting Person (See Instructions)

                     OO



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




CUSIP NO.   None                   14D-1                   Page 6  of ___ Pages
            -----


1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

           STEVEN GOLD

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                                  (a)      __
                                                                  (b)      x

3.  SEC Use Only

4. Sources of Funds (See Instructions)

           WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                           --

6.  Citizenship or Place of Organization

           California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person            0


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                           --

9.  Percent of Class Represented by Amount in Row (7)                      0%


10. Type of Reporting Person (See Instructions)

                     IN


fjs1-fjs14d1

CUSIP NO.   None                     14D-1                  Page 7 of ___ Pages
            -----


1.  Name of Reporting Person
    S.S. or I.R.S. Identification Nos. of Above Person

            C. E. PATTERSON

2.  Check the Appropriate Box if a Member of a Group
    (See Instructions)

                                                                   (a)      __
                                                                   (b)      x

3.  SEC Use Only

4.  Sources of Funds (See Instructions)

            WC

5.  Check if Disclosure of Legal Proceedings is
    Required Pursuant to Items 2(e) or 2(f)
                                                                            --

6.  Citizenship or Place of Organization

            California

7.  Aggregate Amount Beneficially Owned by Each Reporting Person            30


8.  Check if the Aggregate in Row (7) Excludes Certain Shares (See Instructions)

                                                                            --

9.  Percent of Class Represented by Amount in Row (7)                    0.18%


10. Type of Reporting Person (See Instructions)

                     IN


fjs1-fjs14d1

     This amendment No. 3 to Schedule 14D-1 amends the Schedule 14D-1 filed November 14, 1997 by MP Value Fund 4, L.P., Accelerated High Yield Institutional Fund I, L.P., Moraga Gold, LLC, JDF & Associates, LLC and Steven Gold (together the "Purchasers"), as subsequently amended (the "Schedule").

     This amendment No. 3 is the final amendment to the Schedule and is filed to report the termination and results of the Offer described in the Schedule. The Offer terminated as of December 31, 1997. The Offer resulted in the tender by Unitholders and acceptance for payment by the Purchasers of a total of 1,846 Units. The Purchasers, together with affiliates of certain of the Purchasers, are now the beneficial owners of a total of 1,876 Units or approximately 11.2% of the outstanding Units.

                                   SIGNATURES


             After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated:       January 7, 1998


MP VALUE FUND 4, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President


ACCELERATED HIGH YIELD INSTITUTIONAL FUND I, L.P.

By MacKenzie Patterson, Inc., General Partner

             By:     /s/ Victoriaann Tacheira
                     Victoriaann Tacheira, Senior Vice President


MORAGA GOLD, LLC

By  Moraga Partners, Inc., Member

             By: /s/ C.E. Patterson
                 C. E. Patterson, President

By The David B. Gold Trust, Member

             By: /s/ Steven Gold
                 Steven Gold


JDF & ASSOCIATES, LLC

             By: /s/ J. David Frantz
                 J. David Frantz, Manager


/s/ Steven Gold
Steven Gold


/s/ C.E. Patterson
C. E. Patterson

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